
Yoshitomo Nara
(b. 1959)
Nara has become one of Asia's most expensive contemporary artists with consistent growth in the market over the last 20 years.
INVESTMENT THESIS
Initial Offering Price
$588,000
Offering Circular
sec.gov
Similar Sales
Record Price
$0.6m
$0.4m
$0.2m
$0.0m
05
08
11
14
17
20
23
Price Appreciation of Similar Works
16.1%
Sharpe Ratio (2003-2023)
watch video
Yoshitomo Nara
▲1.50
S&P 500
0.62
0% Progress
MEMBERS ONLY



Yoshitomo Nara
(b. 1959)

Why we like this offering

1. If Yayoi Kusama is the Queen of Japanese contemporary art, Yoshitomo Nara is the proverbial King.
2. Nara achieved his first seven-figure sale in 2007, and his auction records are now led by *Knife Behind Back* (2000), which sold for $24,949,674 at Sotheby's in October 2019, *Missing in Action* (2000), which sold for $15,944,441 at Phillips & Poly in June 2021, and *Nice to See You Again* (1996), which sold for $15,430,800 at Sotheby's in November 2021.
3. At 1.50, Nara's artist market offers the third-highest risk adjusted appreciation of all artists offered by Masterworks, higher than Yayoi Kusama and Jean-Michel Basquiat.
4. Between 2002 and 2022, demand for Nara's work grew rapidly and variably, with the average hammer price for paintings by Nara increasing from approximately $26,000 to $2.0 million.
5. According to Artprice, Nara ranks in the top 20 for the most successful artists in the auction world and the second top-selling Contemporary artist behind only Jean-Michel Basquiat.
6. Yoshitomo Nara's child subjects are typically little girls with short bobs, rosy cheeks, and simple dresses. They express strong, complex emotions, whether they be defiance, mischief, or melancholy.
7. The Artwork is a charming, small-scale example of Yoshitomo Nara's style in the 1990s and his most famous subject: the child. Yoshitomo Nara's paintings of children from the 1990s are created in a graphic style with big ukiyo-e style eyes and round heads.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2023 Total Auction Sales	2023 Auction Lots Sold	All Time Record Price
$70,632,822	172	$21,673,640

Turnover by Year


103M
77.3M
51.5M
25.8M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned


Sold
Unsold
267
200.25
133.5
66.75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$588,000**
Offering Circular	sec.gov/edgar

Painting





About Yoshitomo Nara

Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today. Nuanced depictions of children, in a myriad of emotional states, represent the most consistent motif within Nara's oeuvre, and he is best known for the kowa kawaii (or "creepy-cute") aesthetic.

INVEST NOW

YOSHITOMO NARA

b. 1959, JAPAN



$588,000

INITIAL OFFERING

16.1% HISTORICAL APPRECIATION OF SIMILAR WORKS[1,4]	▲1.50 SHARPE RATIO[3]
35.6% ANNUAL GROWTH OF RECORD PRICE[4]	19.6% MEDIAN REPEAT SALE PAIR APPRECIATION[5]

Acrylic on canvas | 13 × 18 in.

Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today.

The Artwork is a charming, small-scale example of Yoshitomo Nara's style in the 1990s and his most famous subject: the child. Yoshitomo Nara's paintings of children from the 1990s are created in a graphic style with big ukiyo-e style eyes and round heads. Nara applies a minimal style of painting with visible linework and translucent washes of paint that evoke traditional Japanese ink paintings, contemporary manga cartoons, and illustrations by children themselves. His allusions to pop culture made him a leading figure in Japan's Pop art movement of the 1990s known as the Superflat movement. Yoshitomo Nara's child subjects are typically little girls with short bobs, rosy cheeks, and simple dresses. They express strong, complex emotions, whether they be defiance, mischief, or melancholy. Yoshitomo Nara explores themes of loneliness, memory, nostalgia, and childhood in his work. He often imparts feelings of loneliness on his subjects to process how he felt as a "latchkey kid" often left to play alone with only his imagination for company in a remote town during post-Pacific War era Japan. The Artwork is a horizontal, small-scale painting of a child's head, cropped to fill the canvas. The light-skinned, rosy cheeked child's hair curls into a perfect brunette bob. Her downcast gaze and closed lips present her with a melancholic, reflective expression. The intentionally rudimentary painting technique adds to the work's intimate quality.

Auction records for artworks similar in scale, period, and style are led by Dream (1994), which sold for $680,348 (HKD 5,295,000) at Bonhams Hong Kong on December 3, 2022, followed by a homonymous work Wheels Go Round (1994), which sold for $645,684 (HKD 5,040,000) at Christie's Hong Kong on November 29, 2023, and Mumps (1993), which sold for $584,635 (HKD 4,531,000) at Sotheby's Hong Kong on October 7, 2020.

Yoshitomo Nara is represented by Pace Gallery and Blum Gallery. Nara has been the subject of solo exhibitions at Dallas Contemporary, the Los Angeles County Museum of Art, the Yuz Museum in Shanghai, Le Puy-Sainte-Réparade in France, the Toyota Municipal Museum of Art, the Asia Society Hong Kong Center, the Yokohama Museum of Art, the Aomori Museum of Art, and the Reykjavik Art Museum, among other international institutions. His works are also permanently held in numerous public collections around the world, including the British Museum in London, the Art Institute of Chicago, Centre National des Arts Plastiques in Paris, the Hara Museum of Contemporary Art in Tokyo, the Leeum, Samsung Museum of Art in Seoul, the Long Museum in Shanghai, the Museum of Contemporary Art in Los Angeles, the Museum of Fine Arts in Boston, the Museum of Modern Art in New York, the Rubell Family Collection in New York and Miami, and the San Francisco Museum of Modern Art Nara's nostalgic and rebellious approach to painting quickly captivated the art world. He has become one of Asia's most expensive contemporary artists with consistent growth in the market over the last 20 years. Nara achieved his first seven-figure sale in 2007, and his auction records are now led by Knife Behind Back (2000), which sold for $24,949,674 (HKD 195,696,000) at Sotheby's Hong Kong on October 6, 2019, Missing in Action (2000), which sold for $15,944,441 (HKD 123,725,000) at Phillips & Poly Hong Kong on June 8, 2021, and Nice to See You Again (1996), which sold for $15,430,800 at Sotheby's New York on November 18, 2021.

AUCTION RECORDS FOR PAINTINGS BY NARA ARE LED BY KNIFE BEHIND BACK (2000), WHICH SOLD FOR $24,949,674 (HKD 195,696,000) AT SOTHEBY'S HONG KONG ON OCTOBER 6, 2019, MISSING IN ACTION (2000), WHICH SOLD FOR $15,944,441 (HKD 123,725,000) AT PHILLIPS AND POLY HONG KONG ON JUNE 8, 2021, AND NICE TO SEE YOU AGAIN (1996), WHICH SOLD FOR $15,430,800 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


74462
314226
74891
39732
86155
141460
47781
51905
56898
87500
67671
140415
112332
319920
190920
533771
176412
563185
451321
95791
483855
584634
93385
680348
645684
4/14/2007
5/22/2007
10/21/2008
11/25/2008
5/28/2010
4/4/2011
10/30/2012
1/25/2013
4/16/2013
3/6/2014
10/6/2014
11/2/2014
11/28/2014
10/5/2015
3/25/2016
6/29/2016
5/28/2017
6/10/2018
10/6/2019
11/30/2019
7/9/2020
10/7/2020
7/31/2021
12/3/2022
11/29/2023
Implied Historical Growth

Yoshitomo Nara (b. December 5, 1959, Aomori, Japan) is a Japanese painter, sculptor, and printmaker internationally recognized for his leading role in the Superflat movement. In 1987, Nara received his Master of Fine Arts from Aichi University of the Arts in Aichi Prefecture, Japan, and in 1988, he continued his art education at Kunstakademie in Düsseldorf, Germany, until 1993. The artist developed his signature wide-eyed, childlike portrait painting style, which synthesizes his Japanese and Western pop culture influences of manga, anime, music, cartoons, and childhood memories. His unique approach to figuration stems from an introspective goal of self-representation in his art. After his studies, Nara moved to Cologne for the remainder of the decade and exhibited his work across Europe, the United States, and Asia. In 2000, he returned to Japan and held his seminal solo exhibition, DON'T MIND, IF YOU FORGET ME, at the Yokohama Museum of Art, which demonstrated the artist's multidisciplinary practice. Nara's collaboration with the design collective graf on the exhibition's installation led to numerous other collaborations, such as the site-specific installation of a house made from scrap materials, Yoshitomo Nara + graf: Torre de Málaga (2007), at the Centro de Arte Contemporáneo de Málaga in Spain. After the Great East Japan Earthquake and Tsunami of 2011, Nara's attention turned inward to meditate on themes of temporality, impermanence, and isolation. The resulting portraits feature softer, subdued palettes and mysterious, introspective expressions. Nara continues to live and work in Japan.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yoshitomo Nara with the following criteria: Works with children figures on canvas that measure under 25 inches by 25 inches created between 1991 and 1998, excluding full figure works, tondos, and works with text and collage elements. The set excludes Appearance (1993) and K (1994) due to differences in quality. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.1% CAGR implied from selected sales occurring from April 14, 2007, to November 29, 2023.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Yoshitomo Nara has a risk-adjusted appreciation of 1.50. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Yoshitomo Nara have a record price compound annual growth rate ("CAGR") of 35.6% from May 15, 2002 to December 31, 2023. This calculation is based on (i) a record price of $30,000 on May 15, 2002, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,673,640, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Yoshitomo Nara is 19.6%, which is based on 62 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Yoshitomo Nara was September 23, 2003 and ending on the last date a repeat sale occurred for such artist, which in the case of Yoshitomo Nara was November 29, 2023. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.